February 28, 2018

VIA EDGAR

James Allegretto

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed April 5, 2017
File No. 001-37849

Dear Mr. Allegretto:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the oral comment of the staff of the Division of Corporation Finance (the “Staff”) conveyed to the Company and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to the Company, via a telephone call on February 22, 2018, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2017 (File No. 001-37849), filed on April 5, 2017 (the “Annual Report”), and the Company’s response letter, filed on January 30, 2018, to the Staff’s comment letter, dated January 23, 2018. In order to facilitate your review, we have reproduced the Staff’s comment below.

1.              We note your response to comment 1 in our letter dated January 23, 2018. We continue to believe that the adjustment for costs associated with new store openings used in arriving at Adjusted EBITDA is not appropriate in accordance with the guidance of Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove this adjustment from your definition of Adjusted EBITDA.

Response:

The Company acknowledges the Staff’s comment. Going forward, when presenting Adjusted EBITDA, the Company will no longer adjust for costs associated with new store openings. As discussed with the Staff, when presenting Store-level Adjusted EBITDA, the Company will continue to adjust for costs associated with new store openings.

Should you have any questions or comments, please feel free to call me at (972) 265-1286, or the Company’s outside counsel, Andrew Barkan at (212) 859-8468.

Sincerely,

/s/ Judd T. Nystrom
Judd T. Nystrom

cc:                                Lewis L. Bird III (At Home Group Inc.)

Mary Jane Broussard (At Home Group Inc.)

Andrew B. Barkan (Fried, Frank, Harris, Shriver & Jacobson LLP)

Christy Adams (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)